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                              June 16, 2023

       Jiandong (Peter) Xu
       President
       Denali SPAC Holdco, Inc.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: Denali SPAC Holdco,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 31, 2023
                                                            File No. 333-270917

       Dear Jiandong (Peter) Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers, page xiv

   1. Include a separate Question and Answer to highlight that Longevity was recently formed, currently has no
significant assets and that the closings of the acquisitions are subject to the completion of this
Business Combination.
       Q: Is the completion of the Merger subject to any conditions?, page xv

   2. We note your response to comment 1 and reissue the comment in part. You state that "the terms of the Merger
Agreement provide that each of Denali and Longevity may waive any of the conditions to
Closing in the Merger Agreement that are provided for their
                                                        respective benefit,
subject to compliance with applicable law and the Cayman
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC   Holdco, Inc.
Comapany
June       NameDenali SPAC Holdco, Inc.
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
         Constitutional Documents." Please revise your disclosure on page 6, and elsewhere throughout the registration statement, as appropriate, to clarify with greater specificity for each closing condition whether it may be waived and by which party. As examples, revise to clarify if Longevity's acquisitions and the listing approval from Nasdaq are waivable conditions.
Q: What are the material U.S. federal income tax consequences as a result of the Business
Combination?, page xvi

3. We note your response to comment 2 and reissue the comment. The tax opinion should address and express a conclusion for each material federal tax consequence. If you are unable to revise the tax opinion because there is significant uncertainty relating to the conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why. Additionally, with reference to your disclosure on pages 43 concerning your likely status as a PFIC, please note that
         counsel   s opinion should consider this PFIC status and also address whether the merger
         qualifies or does not qualify as a    reorganization    within the
meaning of Section 368 of
         the Code. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011). Summary of the Proxy Statement/Prospectus
Interests of Denali's Directors and Executive Officers in the Business Combination, page 16

4.       We note your response to comment 11 and reissue the comment. In your revised
         disclosure, you state that    [t]he Denali Board was aware of and
considered these interests
         to the extent such interests existed at the time, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to
         Denali's shareholders that they vote to approve the Business
Combination.    While this
         disclosure states that the Board did consider these conflicts of interests, it does not clarify how they considered those conflicts in negotiating and recommending the business combination. Please revise.
Unaudited Pro Forma Condensed Combined Financial Information
Other Financing and Reorganization Events, page 90

5. We note your disclosure that Holdco is currently pursing a PIPE financing in order to raise additional capital in an amount sufficient to ensure the Minimum Cash Condition is satisfied at Closing. We also note that there is no commitment for the additional financing from the PIPE Investment but management believes it is probable that the estimated $37 million needed to meet the Minimum Cash Condition will be raised. Please address the following:
             Revise to disclose why you believe the PIPE Financing is probable and the impact to this transaction if the funds are not raised.
             Explain to us your basis for including these funds in your pro forma financial information considering there is no commitment.
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC   Holdco, Inc.
Comapany
June       NameDenali SPAC Holdco, Inc.
     16, 2023
June 16,
Page 3 2023 Page 3
FirstName LastName
                Explain how the Unaudited Pro Forma Condensed Combined Balance Sheet at March
              31, 2023 on page 96 that includes the $37 million PIPE Investment meets the
              Minimum Cash Condition of at least $30 million in the Maximum
Redemption
              Scenario.
Background of the Business Combination, page 126

6.       We note your response to comment 19 and your revised disclosure throughout the
            Background of the Business Combination    section and we reissue
the comment in part.
         We also note that in your response to comment 27 you state that    all
valuations or other
         material information provided to potential PIPE investors has been publicly disclosed, however, you do not discuss any negotiation or marketing process for the Proposed PIPE transaction here. Please revise the Background section to detail the negotiations concerning key aspects of the Proposed PIPE transaction, including the negotiation and marketing processes. Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term of the Proposed PIPE transaction should be described and the proposing party identified.
7. We note your response to comment 20 and your revised disclosure, in particular on pages
         130-131, discussing how the equity valuation evolved from $150 million to $128 million.
         We also note that you discuss briefly on page 132 the press release and investor presentation that were made public on January 26, 2023 following execution of the
         Merger Agreement. In this press release and the investor presentation, you state that the
         "pro forma equity valuation of approximately $236.2 million of the Combined Company,
         assuming no redemptions of Denali public shares by Denali   s public
shareholders" Please
         revise your disclosure to address the basis of this equity valuation and explain the discrepancy between this equity valuation as announced on January 26, 2023 and the equity valuation of $128 million.
8.       We note your response to comment 24 and your revised disclosure on page 127 and
         reissue the comment in part. Please revise your disclosure to explain how and when the management team proceeded from seventeen targets down to seven targets, including an explanation for why ten companies were eliminated as potential targets. In addition, please revise your disclosure with respect to Company A to clarify why the company was eliminated as a potential target. Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.
9. We note your response to comment 26 and your revised disclosure on page 129 that on
         October 12, 2022,    senior management of Longevity provided Denali
with an overview of
         the structure of the projection information and where to find the assumptions within the
         file provided.    Please revise to clarify what is meant here by
the structure of the
         projection information    and whether specific financial projections
were provided at this
         time. Please also clarify whether this projection information and the assumptions provided on October 12, 2022 were materially changed at later points during the discussion. For
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC   Holdco, Inc.
Comapany
June       NameDenali SPAC Holdco, Inc.
     16, 2023
June 16,
Page 4 2023 Page 4
FirstName LastName
         example, we note you state that target projection models were discussed also on
         December 1, 2022.
Projected Financial Information, page 133

10.      We note your disclosure on page 134 that    [t]he projections
presented below are for a ten-
         year period which was selected in order to show projections of potential future revenues
         for all product candidates.    Revise to disclose whether, and if so,
why, the Board and
         Management considered these projections reasonable considering the clinical stage operations of the target companies and the extended period of the projections. In this regard, address the reasonableness of ten-year projections for revenues related to products which are in clinical stage and have not yet received FDA approval. Discuss how the ten-
         year projected time period was selected and provide a basis for the statement that the ten-
         year projections provide a "meaningful" discounted cash flow analysis.
11. We note your response to prior comment 30 and reissue the comment in part. Please expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the financial projections to provide investors with sufficient information to evaluate the projected financial information. Please address the following:

                For each product candidate, disclose the underlying projections and assumptions.
              Identify the geographical sales territories for the projected product revenues and the specific projected market adoption rates and realized pricing in each sales territory to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market adoption rates and projected realized pricing in each territory were determined.
                For each product candidate, disclose the basis for the number of treatable cases.
                Disclose any assumptions made regarding the impact of competition, including the possibility of new market entrants, and any other factors or contingencies that would affect the projections from materializing.
                You disclose that Longevity management prepared the Projections in October 2022 and were shared with Denali management on November 1, 2022. Disclose whether
              these projections still reflect management   s views on future
performance and whether
              management considered obtaining updated projections.
                Clarify whether the ten-year time span was a consideration in the Board's assessment.
Information About Longevity, page 202

12. We note your response to prior comment 37. Revise to highlight at the forefront of this section to make clear that Longevity was recently formed and you have presented the information with respect to Denali's three acquisitions targets to assume that the transactions have closed, although there is no assurance that these transactions will close.
         Additionally, clarify, if true, that the closing of each of the acquisitions is conditioned upon the other.
 Jiandong (Peter) Xu
Denali SPAC Holdco, Inc.
June 16, 2023
Page 5
Ophthalmology
LBI-001- Retinal Vein Occlusion (RVO), page 203

13. We note your response to comment 37 and reissue the comment in part. Please revise your disclosure here, or elsewhere in the registration statement, as appropriate, to discuss material differences in the processes between submitting a supplement to the current IDE or submitting a new IDE to the FDA.
License Arrangements, page 229

14. We note your response to comment 41 and reissue the comment in part. With respect to the JHU agreement, please quantify the up-front payment paid to JHU. With respect to the
      UAMS License, please quantify the up-front payment paid and the aggregate amounts of all potential milestone payments. With respect to the Doheny License, please quantify the license issuance fee. With respect to the UO License, please quantify the up-front payment. Please also clarify for each up-front payment or license issuance fee whether payment has already been made.
Novokera LLC Financial Statements
Note 1 - Organization and Description of Business, page F-134

15. We note your response to comment number 52. Please revise the disclosure to explain why you have not included financial statements as of December 31, 2021 and for the period ended December 31, 2021, similar to your response.
General

16. We note your response to comment 53 and reissue in part. When available, disclose the beneficial ownership information of Haiyin Capital. We may have additional comments upon review of your response.
       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

FirstName LastNameJiandong (Peter) Xu                     Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameDenali SPAC Holdco, Inc.
                                                          Services
June 16, 2023 Page 5
cc:       Andy Tucker
FirstName LastName